Pintec Technology Holdings Limited

September 20, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Office of Technology

Mr. David Edgar – Senior Staff Accountant

Ms. Kathleen Collins – Accounting Branch Chief

Re:	Pintec Technology Holdings Ltd
Form 20-F for the Year Ended December 31, 2022
Filed May 15, 2023
File No. 001-38712

Dear Mr. Edgar and Ms. Collins:

This letter is being submitted by Pintec Technology Holdings Ltd (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated August 22, 2023 (the “Letter”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2022. The Company duly notes the Staff’s comments and confirms to reflect the revised disclosure in its next filing of annual report on the Form 20-F for the year ending December 31, 2023 (“20-F”) and/or a Form 6-K accordingly.

The numbered paragraphs below correspond to certain numbered comments in the Letter. The Staff’s comments are presented in bold.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 4. Information on the Company

A. History and Development of the Company, page 69

1.	Please explain further the following as it relates to the information provided in response to prior comment 2. Also, revise the proposed disclosures that you previously provided in comment 4 to your July 14, 2023 response letter to address the bullet points below and include your newly revised disclosures in either an amendment to your December 31, 2022 Form 20-F or a Form 6-K filing:

•	Revise to clarify that Mr. Dong’s detention was solely related to business disputes of a separate private company and the nature of such matter as indicated in the first bullet point of your response.
Response: We will revise our disclosure to clarify that Mr. Dong’s detention was solely related to business disputes of a separate private company and the nature of such matter as indicated in the first bullet point of our response to prior comment 2. We will include our newly revised disclosures in a Form 6-K filing.

•	Revise to clarify when Mr. Dong’s detainment began and ended as indicated in the second bullet point of your response, and clearly state whether Mr. Dong was charged or indicted with any wrongdoing.
Response: We will revise to clarify that Mr. Jun Dong was initially detained in August 2022 and was released from detainment in November 2022, and we will also clearly state that Mr. Dong was not charged or indicted with any wrongdoing. We will include our newly revised disclosures in a Form 6-K filing.

•	Explain to us, and revise to clarify, why Mr. Xianofeng Cui voted on certain matters on behalf of Mr. Dong in December 2022 when it appears he was released from detainment in November 2022.
Response: Although Mr. Dong was released in November 2022, he was not ready to start to work and resume his responsibilities as the Chairman of the Company immediately as he needed some time to rest and recover. Mr. Dong started to assume full responsibilities as the Chairman of the Company in December 2022. We will revise to clarify and include our newly revised disclosures in a Form 6-K filing.

•	You state in the third bullet point that Mr. Dong did not address any other matters in his absences except for the aforementioned matters. Explain what “aforementioned” matters you are referring to as it appears Mr. Cui addressed those matters. Also, if no other matters were addressed, then revise your proposed disclosures where you state “Mr. Jun Dong also fulfilled his duty as the Chairman of the Board on other matters” or explain.
Response: The “aforementioned” matters are the matters that Mr. Cui have addressed. We will delete the proposed disclosures where we stated Mr. Jun Dong also fulfilled his duty as the Chairman of the Board on other matters. We will include our newly revised disclosures in a Form 6-K filing.

Note 2. Summary of significant accounting policies

(s) Revenue recognition

Technical service fees, page F-20

2.   We note your response to prior comment 3. Please further revise your proposed disclosures as provided in comment 7 of your July 14, 2023 letter to expand upon the terms of your technical service fee arrangements with financial partners. In this regard, clarify that the output method used to measure progress toward completion is the dollar volume of loans referred to your financial partner and collections of loan principal and interest from customers on behalf of such financial partner each month, and that the transaction price is determined based on a percentage of such loan referrals and collections. Refer to ASC 606-10-50-18(a) and 50-20(a).

Response: In response to the Staff’s comment, the disclosure will be revised as follows (see below the blackline).

“Under ASC 606, the Group considers the 1) online credit assessment and referral service and post-lending management service, collectively and 2) guarantee service as two separate services, of which, the guarantee service is accounted for at fair value in accordance with ASC 460. Revenue from the guarantee services is recognized once the Company is released from the underlying risk (see Note2(r)).

The Group also provides risk control service to customers in a separate contract, which is identified as one performance obligation under ASC 606. The Group determines the transaction price of technical services to be the service fees chargeable to customers.

As the online credit assessment and referral service and post-lending management service are not distinct, the Group identifies one performance obligation under ASC 606.

The Group determines the transaction price of technical service to be the service fees chargeable from the borrowers or institutional financial partners, net of value-added tax and excluding the transaction price allocated to guarantee service. The transaction price of technical service is determined based on a specific percentage of the loan volume that the Group referred to financial partners and takes into account of collections from borrowers including default or early repayment of the borrowers as adjusting factors in determining the actual technical service fee according to method agreed in contracts with customers.

Revenues from technical services are recognized over time since the customers simultaneously receive and consume benefit provided by the Group’s technical service as the Group performs. Output method is used to measure the Group’s progress toward complete satisfaction of the performance obligation. For technical service fees charged from borrowers, the Group recognizes revenue during the service period. For technical service fees charged from other financial partners, the Group applies the invoice practical expedient and recognizes revenue in the amount to which the Group has a right to invoice based on the dollar volume of loans referred to financial partners and collection of principal and interest from borrowers within the period.”

If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/Zexiong Huang

Zexiong Huang, Chief Executive Officer

Enclosures

cc:	Jeffrey Li

FisherBroyles, LLP